EXHIBIT 99.1

Ultrapetrol Reports Financial Results for Fourth Quarter and Full Year 2006

Full Year Revenues Increase to $173.5 Million, a 38 Percent Rise Over 2005

NASSAU, Bahamas, March 22, 2007 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four core markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced financial results for the fourth quarter and full year ended December 31, 2006.

 2006 Highlights:

   * Full year 2006 revenues of $173.5 million were 38% higher than full year 2005 revenues of $125.4 million.

   * Full year 2006 EBITDA was $62.4 million. Full year 2005 EBITDA was $55.8 million, which included a net gain of $13.1 million on the sale of the bulk carrier vessel "Cape Pampas". Excluding the effect of this sale, full year 2005 adjusted EBITDA was $42.7 million. The 2006 EBITDA is 46% higher than this adjusted 2005
     EBITDA.

   * Fourth quarter 2006 EBITDA of $13.1 million, compared to fourth quarter 2005 EBITDA of $3.0 million.

Total revenues for 2006 were $173.5 million, compared to $125.4 million in 2005. Full year 2006 net income was $10.5 million, compared to $14.6 million in 2005. The 2005 results included the net gain of $13.1 million on the sale of the "Cape Pampas". Diluted net income per share in 2006 was $0.58 compared to $0.94 in 2005. Ultrapetrol had a net loss of $2.8 million in the fourth quarter 2006, a significant improvement on the net loss of $7.8 million experienced in the equivalent period of 2005. The net result for the fourth quarter 2006 was impacted by several events and general seasonal patterns of certain of the company's businesses. These included: (1) a one-time charge totaling $2.3 million resulting from the early cancellation of Ultrapetrol's variable interest rate debt and early redemption of preferred shares of UP Offshore owned by IFC as part of the use of proceeds of Ultrapetrol's October 2006 initial public offering ("IPO"); (2) the scheduled dry docks of the company's three largest OBO Suezmax/Capesize vessels, which lost 94 days during the fourth quarter of 2006; and (3) the general seasonality of Ultrapetrol's River and Passenger Businesses, which find their most active periods in the second and third quarters of the year.

Felipe Menendez, Ultrapetrol's President and Chief Executive Officer, said: "Last year was a milestone year for Ultrapetrol. After more than 14 years as a private company, we completed our IPO in October. We also made great strides in executing our growth strategy, as evidenced by the solid performance of each of our operating units. We are pleased with the financial results generated by our diversified business model and we will continue to invest in those areas that present attractive growth opportunities. These investments underscore our commitment to growth and to improving the overall efficiency of each of our four business lines."

As part of its ongoing investment program, Ultrapetrol has this month made the following investments:

* River -- the company acquired all of the outstanding shares of another company operating in the Hydrovia System, by which Ultrapetrol has taken control of a modern fleet that includes the shallow drafted 4,500 bhp push boat "Otto Candies" (built in the U.S. in 1995) and 12 jumbo barges of 2,500 tons dwt each.

* Offshore Supply -- Ultrapetrol has recently contracted with a shipyard in India for the construction of two Platform Supply Vessels ("PSVs") of similar design to those the company has already built, with an option to build two more. If this option is exercised, Ultrapetrol will have a fleet of 10 large PSVs that utilize the most modern technology available in the world.

As previously disclosed:

* Ocean -- the company has added two ocean-going vessels to its fleet, following its strategic decision to invest in modern product tankers that will service niche trades.

Business Segment Highlights

River

Despite a drought that affected the agricultural production in large areas of the river system Ultrapetrol serves, the company increased its volume of cargo carried by 19% during 2006 versus 2005. This, coupled with higher freight rates, enabled the River segment to generate EBITDA of $18.5 million for 2006 and $3.3 million for the fourth quarter 2006, an increase of 170% and 206%, respectively, over the equivalent periods in 2005.

Offshore Supply

Ultrapetrol took delivery of two new PSVs in 2006. After consolidating UP Offshore in March 2006, the Offshore Supply segment recorded EBITDA of $13.7 million for the last nine months of the year. In the fourth quarter 2006, with four vessels in operation, this business segment generated EBITDA of $4.5 million.

Ocean

In the fourth quarter 2006, Ultrapetrol acquired the crude/product tanker "Amadeo" which was built in 1996 and has a capacity of 39,530 mt dwt. The "Amadeo" is presently being retrofitted with a double hull in Romania. Ultrapetrol expects her to enter service in South America in the second quarter 2007. Additionally, the company purchased the m.t. "Alejandrina," a double hull product tanker built in 2006 that entered service in South America this month.

Ultrapetrol's Ocean business generated an EBITDA of $20.8 million in 2006 compared to $43.1 million in 2005 (the 2005 EBITDA includes the net gain of $13.1 million on the sale of the "Cape Pampas"). In the fourth quarter 2006, during which Ultrapetrol's three largest Suezmax/Capesize OBO vessels were out of service for 94 days due to a scheduled dry dock and survey, the Ocean segment posted an EBITDA of $3.0 million. The Ocean segment's 2005 fourth quarter EBITDA was $5.2 million.

Passenger

The company's Passenger business recorded EBITDA of $8.7 million in 2006, compared to $4.5 million in 2005. The increase resulted from a greater number of operational days in 2006 for the vessel "New Flamenco" (for which Ultrapetrol contracted partial off-season employment) and the commencement of service in April 2006 of the vessel "Grand Victoria." The unit's fourth quarter 2006 EBITDA was $1.9 million, compared to zero EBITDA in the fourth quarter 2005.

Ultrapetrol believes that the disclosed non-Generally Accepted Accounting Principles ("GAAP") measures such as EBITDA, and any adjustments thereto, when presented in conjunction with comparable GAAP measures, are useful for investors to use in evaluating the performance of the company. These non-GAAP measures should not be considered a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. A reconciliation of GAAP results to non-GAAP results is presented in the tables that accompany this press release.

Investment Community Conference Call

Ultrapetrol will host a conference call for investors and analysts on Thursday, March 22, 2007, at 11:00 a.m. ET. Interested parties may participate in the live conference call by dialing 888-391-3141 (toll-free U.S.) or +1 210-234-0007 (outside of the U.S.); passcode: ULTRAPETROL. Please register at least 10 minutes before the conference call begins. A simultaneous audio webcast of the call also will be available in the Investor Relations section of Ultrapetrol's Web site, www.ultrapetrol.net. A replay of the call will be available for one week via telephone and on Ultrapetrol's Web site starting approximately one hour after the call ends. The replay can be accessed at 866-490-2539 (toll-free U.S.) or +1 203-369-1695 (outside of the U.S.); passcode: ULTRAPETROL.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, forest products, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore vessels and passenger ships. More information on the company can be found at www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

Forward Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; our ability to obtain additional financing; our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; our expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; our dependence upon the abilities and efforts of our management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods we transport and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-F

Summary consolidated financial data

The following table sets forth Ultrapetrol's summary consolidated financial information and other operating data. You should carefully read the company's audited consolidated financial statements, and the information set forth in Ultrapetrol's 2006 Annual Report on Form 20-F, as filed with the Securities and Exchange Commission under "Management's discussion and analysis of financial condition and results of operations" for additional financial information about the Company. Ultrapetrol derived its summary consolidated statement of income data for the years ended December 31, 2004, 2005 and 2006, and its summary consolidated balance sheet data as of December 31, 2004, 2005 and 2006, from its audited consolidated financial statements. Please refer to the footnotes to Ultrapetrol's consolidated financial statements for a discussion of the basis on which the Company's consolidated financial statements are presented.

                                        Year ended December 31,
                                  ------------------------------------
                                    2004(a)       2005        2006(b)
                                  ----------   ----------   ----------
                                         (Dollars in thousands)
 Statement of Income Data:
 Revenues                         $   95,160   $  125,361   $  173,466
 Operating expenses(c)               (40,815)     (73,061)     (97,610)
   Depreciation and amortization     (18,688)     (21,333)     (28,340)
   Management fees to related
    parties(d)                        (1,513)      (2,118)        (511)
   Administrative and commercial
    expenses                          (7,494)      (7,617)     (13,905)
   Other operating income
   (expenses)(e)                         784       22,021         (198)
                                  ----------   ----------   ----------
 Operating profit                     27,434       43,253       32,902
 Financial expense                   (16,134)     (19,141)     (19,025)
 Financial gain (loss) on
  extinguishment of debt(f)           (5,078)          --       (1,411)
 Financial income                        119        1,152          733
 Investment in affiliates(g)             406         (497)         588
 Other income (expenses)                 174          384          859
                                  ----------   ----------   ----------
 Income before income tax and
  minority interest                    6,921       25,151       14,646
 Income taxes                           (642)        (786)      (2,201)
 Minority interest(h)                 (1,140)      (9,797)      (1,919)
                                  ----------   ----------   ----------
 Net income                       $    5,139   $   14,568   $   10,526
                                  ==========   ==========   ==========
 Basic net income per share       $     0.33   $     0.94   $     0.59
                                  ==========   ==========   ==========
 Diluted net income per share     $     0.33   $     0.94   $     0.58
                                  ==========   ==========   ==========
 Basic weighted average number
  of shares                       15,500,000   15,500,000   17,965,753
                                  ==========   ==========   ==========

 Diluted weighted average number
  of shares                       15,500,000   15,500,000   18,079,091
                                  ==========   ==========   ==========

 Balance Sheet Data
  (end of period):
 Cash and cash equivalents        $   11,602   $    7,914   $   20,648
 Current restricted cash               2,975        3,638           --
 Working capital(i)                   13,441       26,723       31,999
 Vessels and equipment, net          160,535      182,069      333,191
 Total assets                        273,648      278,282      426,379
 Total debt                          220,413      211,275      220,685
 Shareholders' equity                 28,910       43,474      179,429

 Other Financial Data:
 Net cash provided by operating
  activities                      $   23,129   $   16,671   $   28,801
 Net cash used in investing
  activities                         (57,556)     (26,725)    (104,029)
 Net cash provided by financing
  activities                          37,781        6,366       87,962
 EBITDA(j)(k)                         45,681       55,828       62,417

 Selected Fleet Data
 (end of period):
  River Business
  Dry barges                             411          446          446
  Tank barges                             44           44           44
  Total barges                           455          490          490
  Total barge capacity
   (approximate dwt)                 744,000      798,000      798,000
  Number of pushboats                     21           23           23
  Offshore Supply Business
  Large PSVs                               0         0(l)            4
  Ocean Business
  Total ocean vessels                      6            6            7
  Total ocean vessel capacity
   (approximate dwt)                 747,000      602,000      641,000
  Passenger Business
  Passenger vessels                        0            2            2
  Total passenger berths                   0        1,585        1,585

(a) In a series of related transactions, on April 23, 2004, through two wholly owned subsidiaries, we acquired from American Commercial Barge Lines Ltd., or ACBL, the remaining 50% equity interest in UABL Limited, or UABL, that we did not previously own, along with a fleet of 50 river barges and seven river push boats. The results of UABL's operations have been included in our consolidated financial statements since that date.

(b) On March 21, 2006 we acquired an additional 66.67% of UP Offshore, which is the holding company for our Offshore Supply Business, raising our ownership to 94.45%. The results of UP Offshore's operations have been included in our consolidated financial statements since that date.

(c) Operating expenses included voyage expenses and running costs. Voyage expenses, which are incurred when a vessel is operating under a contract of affreightment (as well as any time when they are not operating under time or bareboat charter), comprise all costs relating to a given voyage, including port charges, canal dues and fuel (bunkers) costs, are paid by the vessel owner and are recorded as voyage expenses. Voyage expenses also include charter hire payments made by us to owners of vessels that we have chartered in. Running costs, or vessel operating expenses, include the cost of all vessel management, crewing, repairs and maintenance, spares and stores, insurance premiums and lubricants and certain dry docking costs.

(d) Management fees to related parties included payments to our related companies Ravenscroft Shipping (Bahamas) S.A., or Ravenscroft, and Oceanmarine S.A., or Oceanmarine, for ship management and administration services that they provide to us. We purchased the business of Ravenscroft and hired the administrative personnel and purchased the administrative related assets of Oceanmarine on March 21, 2006; accordingly, ship management and administration costs appear as in-house expenses in our results from that date.

(e) Other income in 2005 includes approximately $21.8 million gain from the sale of our Capesize bulk carrier, the Cape Pampas. This vessel was owned directly by Ultracape (Holdings) Ltd., or Ultracape, a company of which we owned 60%. Accordingly, the gain on sale attributable to the remaining 40% that we did not own is deducted from income as minority interest.

(f) During 2004, we repurchased $5.7 million principal amount of our Prior Notes for a price of $4.3 million and realized a gain of $1.3 million, and we incurred $6.4 million in expenses in relation to our tender offer and repurchase of our Prior Notes. During 2006, there was an early redemption of our indebtedness in our River Business and we incurred a loss of $1.4 million related to the unamortized balance of issuance costs.

(g) Prior to April 2004, we owned 50% of UABL through a joint venture with ACBL and, accordingly, we accounted for it using the equity method. Also, prior to March 2006, we owned 27.78% of UP Offshore (Bahamas) Ltd. and, accordingly, we accounted for it using the equity method.

(h) We owned 60% of Ultracape, which owned the Capesize bulk carrier Cape Pampas prior to its sale in May 2005, and accordingly recognized minority interest for the 40% we did not own. Figures in 2004 principally represent 40% of the income earned by Ultracape, from operation of the Cape Pampas. The figure in 2005 represents 40% of the income from operations of the Cape Pampas as well as 40% of the gain on the sale of the vessel in May 2005. Minority interest in 2006 includes a loss of $0.9 million incurred through the redemption of the preferred shares issued by our subsidiary UP Offshore owned by IFC, which was part of the use of proceeds from our IPO.

(i) Current assets less current liabilities.

(j) EBITDA consists of net income (loss) prior to deductions for interest expense and other financial gains and losses, income taxes, depreciation of vessels and equipment and amortization of dry dock expense, intangible assets, financial gain (loss) on extinguishment of debt and a premium paid for redemption of preferred shares. We have provided EBITDA in this report because we use it to, and believe it provides useful information to investors to measure our performance and evaluate our ability to incur and service indebtedness. We believe that EBITDA is intended to exclude all items that affect results relating to financing activities. The gain and losses associated with extinguishment of debt including preferred shares issued for our subsidiaries are a direct financing item that affects our results, and as such we exclude these items in our calculation of EBITDA. We do not intend for EBITDA to represent cash flows from operations, as defined by GAAP (on the date of calculation) and it should not be considered as an alternative to net income as an indicator of our operating performance or to cash flows from operations as a measure of liquidity. This definition of EBITDA may not be comparable to similarly titled measures disclosed by other companies. Generally, funds represented by EBITDA are available for management's discretionary use.

The following table reconciles our EBITDA to our net income (loss):

                        Year ended December 31,        Fourth Quarter
                    ------------------------------   -----------------
                      2004      2005        2006      2005      2006
                    -------   --------     -------   -------   -------
                                   (Dollars in Thousands)

 Net Income (loss)  $ 5,139   $ 14,568     $10,526   $(7,801)  $(2,752)
  Plus
  Financial Expense  16,134     19,141      19,025     4,970     3,681
  Financial gain on
   extinguishment
   of debts          (1,344)        --          --        --        --
  Financial losses
   on extinguishment
   of debts           6,422         --      1,411(i)     --     1,411
  Income taxes          642        786       2,201       527     1,803
  Depreciation and
   Amortization      18,688     21,333      28,340     5,328     8,038
  Premium paid for
   redemption of
   preferred
   shares(ii)            --         --         914        --       914
                    -------   --------     -------   -------   -------
  EBITDA (iii)      $45,681   $55,828(iii) $62,417   $ 3,024   $13,095
                    =======   ========     =======   =======   =======
 Adjustments
  Gain on sale of
   Cape Pampas           --    (13,100)         --        --        --
  Adjusted EBITDA   $45,681   $ 42,728     $62,417   $ 3,024   $13,095
                    =======   ========     =======   =======   =======

   (i) Corresponds to the loss incurred in the fourth quarter of 2006 through the early repayment of the loans granted by IFC to UABL, which was part of the use of proceeds from our IPO.

  (ii) See note (h) above.

 (iii) EBITDA for 2005 includes $13.1 million net of minority interest from the gain on sale of Cape Pampas in May 2005. See
       "Management discussion and analysis of financial condition and results of operations-Developments in 2005.

(k) The following tables reconcile our EBITDA to our operating profit per business segment

                     Year Ended December 31, 2006
 ---------------------------------------------------------------------
 (Dollars in                   Offshore
  thousands)          River     Supply    Ocean    Passenger
                    Business   Business  Business   Business    Total
 -----------------  --------   --------  --------   --------   -------
 Segment
  Operating
  Profit              10,755    11,480     5,566      5,101     32,902
 -----------------   -------   -------   -------    -------    -------
 Depreciation
  and
  amortization         8,136     2,340    14,238      3,626     28,340
 -----------------   -------   -------   -------    -------    -------
 (Loss) Income
  from Investment
  in affiliates         (124)      328       384          0        588
 -----------------   -------   -------   -------    -------    -------
 Other, net(iv)            0        67       792          0        859
 -----------------   -------   -------   -------    -------    -------
 Minority interest      (285)   (1,409)     (225)               (1,919)
 -----------------   -------   -------   -------    -------    -------
 Premium paid for
  redemption of
  preferred
  shares(v)                        914                             914
 -----------------   -------   -------   -------    -------    -------
 Segment EBITDA:      18,482    13,720    20,755      8,727     61,684
 -----------------   -------   -------   -------    -------    -------
 Financial Income                                                  733
 -----------------   -------   -------   -------    -------    -------
 Total EBITDA                                                   62,417
 -----------------   -------   -------   -------    -------    -------

                     Year Ended December 31, 2005
 ---------------------------------------------------------------------
 (Dollars in                   Offshore
  thousands)          River     Supply    Ocean    Passenger
                    Business   Business  Business   Business    Total
 -----------------  --------   --------  --------   --------   -------
 Segment
  Operating
  Profit                 366       183    39,289      3,415     43,253
 -----------------   -------   -------   -------    -------    -------
 Depreciation
  and
  amortization         7,166         0    13,063      1,104     21,333
 -----------------   -------   -------   -------    -------    -------
 Investment in
  affiliates            (306)      (12)     (179)                 (497)
 -----------------   -------   -------   -------    -------    -------
 Other, net(iv)            0         0       384          0        384
 -----------------   -------   -------   -------    -------    -------
 Minority
  interest              (386)             (9,411)(vi)           (9,797)
 -----------------   -------   -------   -------    -------    -------
 Premium paid
  for redemption
  of preferred
  shares                   0         0         0          0          0
 -----------------   -------   -------   -------    -------    -------
 Segment EBITDA:       6,840       171    43,146      4,519     54,676
 -----------------   -------   -------   -------    -------    -------
 Financial Income                                                1,152
 -----------------   -------   -------   -------    -------    -------
 Total EBITDA                                                   55,828
 -----------------   -------   -------   -------    -------    -------
 Adjustments
  gain on sale
  of Cape Pampas                         (13,100)              (13,100)
 -----------------   -------   -------   -------    -------    -------
 Adjusted EBITDA       6,840       171   (30,046)     4,519     42,728
 -----------------   -------   -------   -------    -------    -------

                    Quarter Ended December 31, 2006
 ---------------------------------------------------------------------
 (Dollars in                   Offshore
  thousands)          River     Supply    Ocean    Passenger
                    Business   Business  Business   Business    Total
 -----------------  --------   --------  --------   --------   -------
 Segment
  Operating
  Profit                 987      3,567      (496)       507     4,565
 -----------------  --------   --------  --------   --------   -------
 Depreciation and
  amortization         2,257        951     3,446      1,395     8,049
 -----------------  --------   --------  --------   --------   -------
 Investment in
  affiliates             (74)                 (12)         0       (86)
 -----------------  --------   --------  --------   --------   -------
 Other, net(iv)          138          0       (22)         0       116
 -----------------  --------   --------  --------   --------   -------
 Minority interest       (19)       909        19                  909
 -----------------  --------   --------  --------   --------   -------
 Premium paid for
  redemption of
  preferred
  shares(v)                0       (914)        0          0      (914)
 -----------------  --------   --------  --------   --------   -------
 Segment EBITDA:       3,289      4,513     2,935      1,902    12,639
 -----------------  --------   --------  --------   --------   -------
 Financial Income                                                  456
 -----------------  --------   --------  --------   --------   -------
 Total EBITDA                                                   13,095
 -----------------  --------   --------  --------   --------   -------

                    Quarter Ended December 31, 2005
 ---------------------------------------------------------------------
 (Dollars in                   Offshore
  thousands)          River     Supply    Ocean    Passenger
                    Business   Business  Business   Business    Total
 -----------------  --------   --------  --------   --------   -------
 Segment Operating
  Profit              (4,790)       129     1,750       (332)   (3,243)
 -----------------  --------   --------  --------   --------   -------
 Depreciation and
  amortization         1,919          0     3,078        331     5,328
 -----------------  --------   --------  --------   --------   -------
 Investment in
  affiliates            (251)       196        20          0       (35)
 -----------------  --------   --------  --------   --------   -------
 Other, net(iv)            0          0       340          0       340
 -----------------  --------   --------  --------   --------   -------
 Minority interest        25                  (28)                  (3)
 -----------------  --------   --------  --------   --------   -------
 Premium paid for
  redemption of
  preferred
  shares                   0          0         0          0         0
 -----------------  --------   --------  --------   --------   -------
 Segment EBITDA:      (3,097)       325     5,160         (1)    2,387
 -----------------  --------   --------  --------   --------   -------
 Financial Income                                                  637
 -----------------  --------   --------  --------   --------   -------
 Total EBITDA                                                    3,024
 -----------------  --------   --------  --------   --------   -------

 (iv) Individually not significant

 (v)  Corresponds to a loss of $0.9 million incurred through redemption of the Preferred Shares issuance by our subsidiary UP Offshore owned by IFC which was part of the Use of Proceeds from our IPO

 (vi) $13.1 million net of minority interest from the gain on sale of
      Cape Pampas in May 2005. (See "Management's discussion and analysis of financial condition and results of
      operations-developments in 2005.")

(l) During 2005, UP Offshore owned two PSVs. Because we owned only 27.78% of UP Offshore's equity interest at year's end, we do not show these vessels as being part of our fleet. We do recognize the revenue from these vessels in our consolidated statement of income because we operated them under a bareboat charter from UP Offshore. This revenue was substantially offset by related operating expenses and charterhire.

CONTACT: For Ultrapetrol (Bahamas) Limited
         The Abernathy MacGregor Group
         Media and Investor Inquiries
         Charles Burgess
         1-866-820-7033